Exhibit 99.1

Gorilla Technology Reports First Quarter 2025: Profitability,
Global Execution and Momentum Drive 109% Revenue Increase

—Q1 2025 revenue surged to $18.3 million, marking over 109% year-on-year growth. —

-- Total cash reserves held firm at $33.8 million, while debt was strategically reduced to $18.4 million, reinforcing our financial agility. —

London, UK – 18 June 2025 – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today reported financial results for Q1 2025 which ended 31 March, 2025.

Key highlights Include:

●	Exceptional Revenue Growth: Q1 2025 revenue rose to $18.3 million, driven by several mission-critical global agreements. This performance cements Gorilla’s operational strength, market credibility and leadership in AI-powered security and infrastructure.

●	Strong Balance Sheet: Gorilla ended Q1 with a healthy $33.8 million in cash, including $20.8 million in unrestricted cash. This solid liquidity base provides flexibility to execute on opportunities and power future expansion.

●	Disciplined Debt Reduction: Gorilla cut debt to $18.4 million, down from $21.4 million at year-end 2024, freeing up pledged deposits and sharpening capital efficiency. We will continue to deleverage aggressively wherever it strengthens value and remains cash-neutral, reinforcing a balance sheet built for scale and speed.

●	Adjusted EBITDA: Reached $5.16 million, up from $3.50 million in Q1 2024, a 47.5% year-on-year increase that underscores Gorilla’s expanding operating leverage, disciplined execution and profitable growth trajectory.

●	Adjusted net income: Rose 46.7%, to $4.47 million, compared to $3.05 million in the prior-year quarter, highlighting strong underlying earnings power and margin control despite global scale-up.

●	Adjusted EPS: Climbed to $0.23, marking a sharp turnaround from a basic loss per share of $1.47 in Q1 2024.

●	Strategic Investment in Long-Term Value: Our SAFE investment in One Amazon strengthens a game-changing partnership at the heart of global sustainability. As the core technology partner, Gorilla is deploying large-scale IoT infrastructure across the Amazon rainforest, cementing our position as a front-runner in climate intelligence and next-generation environmental innovation.

●	Accelerating Global Momentum: Gorilla’s pipeline now exceeds $5 billion, consisting of qualified leads where we have determined that there is a will and a budget to move forward and that we can close a deal within the next 12 months. This has been fueled by rapid expansion across the United States, MENA, Southeast & East Asia, South America and the United Kingdom. Our growing contract base, execution track record and market demand position us not just as a growth story, but as a global force in AI-powered transformation.

Statement from Jay Chandan

“Gorilla has launched into 2025 with power, precision and clarity of purpose. This quarter is not just a performance milestone - it is proof of trajectory. Revenue is up, margins are firm and profitability is no longer aspirational, it is embedded. With momentum on our side, we are no longer just building our pipeline, we are converting at scale, compounding growth across borders and deepening trust with some of the world’s most ambitious partners.”

“From reshaping energy infrastructure in Thailand to enabling climate-tech at scale in the Amazon, Gorilla is fast becoming the default partner for governments and mid-sized enterprises looking to future-proof their nations. With a strong revenue pipeline and cash base, as well as our relentless operational focus, we are entering our next phase - one of acceleration, execution and measurable value creation.”

Financials

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED QUARTERLY CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Expressed in United States dollars)

Items	March 31, 2025 (Unaudited)	December 31, 2024 (Audited)
Assets
Current assets
Cash and cash equivalents	$20,813,810	$21,699,202
Financial assets at fair value through profit or loss – current	1,000	1,000
Restricted deposits – current	12,959,625	15,773,099
Unbilled receivables (Contract assets)	44,289,520	34,306,195
Accounts receivable, net	25,621,462	25,670,157
Inventories	5,138	5,199
Prepayments – current	22,707,832	28,632,212
Other receivables, net	385,234	432,696
Other current assets	137,547	151,816
Total current assets	126,921,168	126,671,576

Non-current assets
Property and equipment	14,899,703	14,939,143
Right-of-use assets	466,391	505,345
Intangible assets	2,830,788	2,931,661
Deferred income tax assets	7,401,420	6,938,213
Prepayments - non-current	287,483	315,304
Financial assets at fair value through profit or loss - non-current	1,500,000	-
Other non-current assets	1,456,777	1,494,740
Total non-current assets	28,842,562	27,124,406
Total assets	$155,763,730	$153,795,982

(Continued)

Items	March 31, 2025 (Unaudited)	December 31, 2024 (Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$12,609,505	$15,073,458
Contract liabilities	264,919	273,227
Accounts payable	22,681,772	26,039,076
Other payables	2,291,424	2,451,135
Provisions – current	58,994	37,673
Lease liabilities – current	209,531	210,448
Current income tax liabilities	10,029,276	9,028,829
Warrant liabilities	1,039,726	20,082,272
Long-term borrowings, current portion	1,888,708	1,972,371
Other current liabilities, others	87,543	142,796
Total current liabilities	51,161,398	75,311,285
Non-current liabilities
Long-term borrowings	3,886,654	4,372,188
Provisions - non-current	37,989	22,013
Deferred income tax liabilities	221,950	42,897
Lease liabilities - non-current	485,201	579,699
Guarantee deposits received	359,788	364,047
Total non-current liabilities	4,991,582	5,380,844
Total liabilities	56,152,980	80,692,129
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	21,407	19,443
Capital surplus
Capital surplus	287,234,895	254,585,267
Retained earnings
Accumulated deficit	(152,797,036)	(148,238,729)
Other equity interest
Financial statements translation differences of foreign operations	(1,641,888)	(55,500)
Treasury shares	(33,206,628)	(33,206,628)
Equity attributable to owners of the parent	99,610,750	73,103,853
Total equity	99,610,750	73,103,853
Significant contingent liabilities and unrecognized contract commitments	-	-
Total liabilities and equity	$155,763,730	$153,795,982

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in United States dollars)

	Three Months Ended March 31
Items	2025 (Unaudited)	2024 (Unaudited and Unreviewed)
Revenue	$18,258,999	$8,736,068
Cost of revenue	(11,850,617)	(1,299,438)
Gross profit	6,408,382	7,436,630
Operating expenses:
Selling and marketing expenses	(330,647)	(387,838)
General and administrative expenses	(3,458,299)	(3,122,292)
Research and development expenses	(570,240)	(846,355)
Currency exchange losses, net*	(4,418,096)	(6,455,655)
Fair value remeasurement of financial instruments	(1,838,049)	(8,037,431)
Other income	46,361	18,544
Other losses, net	(8,497)	(31,191)
Total operating expenses	(10,577,467)	(18,862,218)
Operating loss	(4,169,085)	(11,425,588)
Non-operating income (expenses)
Interest income	562,792	173,298
Finance costs	(154,992)	(218,789)
Total non-operating income (expenses)	407,800	(45,491)
Loss before income tax	(3,761,285)	(11,471,079)
Income tax expense	(797,022)	(51,747)
Loss for the period	(4,558,307)	(11,522,826)
Other comprehensive loss
Components of other comprehensive loss that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	-	3,223
Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,586,388)	(1,191,786)
Other comprehensive loss for the period, net of tax	(1,586,388)	(1,188,563)
Total comprehensive loss for the period	(6,144,695)	(12,711,389)
Loss per share
Basic loss per share	$(0.23)	$(1.47)
Diluted loss per share	$(0.23)	$(1.47)
Weighted average shares of ordinary shares outstanding
Basic	19,497,913	7,864,962
Diluted	19,497,913	7,864,962

*	During the three months ended March 31, 2025 and 2024, net currency exchange losses amounted to $7,188,047 and $6,533,377, respectively, due to devaluation of monetary assets denominated in the Egyptian pound arising from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in United States dollars)

	Three Months Ended March 31
	2025 (Unaudited)	2024 (Unaudited and Unreviewed)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(3,761,285)	$(11,471,079)
Adjustments
Adjustments to reconcile loss
Expected credit losses	6,110	-
Depreciation expenses	153,083	134,665
Amortization expenses	154,387	220,837
Gain on disposal of property, plant and equipment	-	(73)
Share-based payment expenses	271,050	-
Share-based compensation expenses	216	(137,558)
Interest expense	154,992	218,789
Interest income	(562,792)	(173,298)
Unrealized exchange loss	4,624,595	6,413,610
Losses on financial liabilities at fair value through profit or loss	1,838,049	8,037,430
Losses on financial assets at fair value through profit or loss	-	19,978
Changes in operating assets and liabilities
Changes in operating assets
Unbilled receivables (Contract assets)	(18,224,234)	(6,844,922)
Accounts receivable, net	988,290	1,352,608
Inventories	-	(946)
Prepayments	6,743,194	193,630
Other receivables	-	9,187
Other current assets	15,707	67,079
Other non-current assets	-	24,573
Changes in operating liabilities
Contract liabilities	(4,750)	(48,645)
Accounts payable	(3,328,962)	(1,377,745)
Other payables	(121974)	(407,626)
Provisions	38,251	(48,682)
Other current and non-current liabilities	(56,910)	73,450
Cash outflow generated from operations	(11,072,983)	(3,744,738)
Interest received	610,494	170,112
Interest paid	(184,878)	(150,651)
Tax paid	(12,499)	(15,033)
Net cash flows used in operating activities	(10,659,866)	(3,740,310)

(Continued)

	Three Months Ended March 31
	2025 (Unaudited)	2024 (Unaudited and unreviewed)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Acquisition of property and equipment	(237,893)	(104,144)
Acquisition of intangible assets	(54,230)	(23,859)
Investment in financial assets at fair value through profit or loss - non-current	(1,500,000)	-
Disposal (increase) in financial assets at amortized cost	2,699,420	(3,441)
Decrease in guarantee deposits	40,942	28,879
Net cash flows from (used in) investing activities	948,239	(102,565)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	8,002,807	7,000,210
Repayments of short-term borrowings	(10,270,816)	(6,172,559)
Repayments of long-term borrowings	(500,531)	(366,296)
Principal repayment of lease liabilities	(95,268)	(45,981)
Proceeds from preferred shares and private warrants	11,499,731	9,650,000
Net cash flows from financing activities	8,635,923	10,065,374
Effect of foreign exchange rate changes	190,312	(1,509,558)
Net (decrease) increase in cash and cash equivalents	(885,392)	4,712,941
Cash and cash equivalents at beginning of the period	21,699,202	5,306,857
Cash and cash equivalents at end of the period	$20,813,810	$10,019,798

Reconciliation of Adjusted Operating Income and Adjusted Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA) to Operating loss as per International Financial Reporting Standards (IFRS)

	Three Months Ended
	March 31
Items	2025 (Unaudited and Unreviewed)	2024 (Unaudited and Unreviewed)
	(Amount in USD)
Operating loss (IFRS)	$(4,169,085)	$(11,425,588)
Add: Exchange loss from currency devaluation	7,188,047	6,533,377
Add: Fair value remeasurement of financial instruments	1,838,049	8,037,430
Adjusted Operating income (Non-IFRS)	$4,857,011	$3,145,219
Add: Depreciation expenses	153,083	134,665
Add: Amortization expenses	154,387	220,837
Adjusted EBITDA (Non-IFRS)	$5,164,481	$3,500,721

Reconciliation of Adjusted Net Income (Non-IFRS) to IFRS Net loss

	Three Months Ended
	March 31
Items	2025 (Unaudited and Unreviewed)	2024 (Unaudited and Unreviewed)
	(Amount in USD)
Net loss (IFRS)	$(4,558,307)	$(11,522,826)
Add: Exchange loss from currency devaluation	7,188,047	6,533,377
Add: Fair value remeasurement of financial instruments	1,838,049	8,037,430
Adjusted Net income (Non-IFRS)	$4,467,789	$3,047,981

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, Gorilla’s ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com